SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 29, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 28, 2007

TAM Receives Three More Airbus A320s

The company has incorporated 14 aircraft into its fleet this year

São Paulo, May 28, 2007 – TAM (Bovespa: TAMM4, NYSE: TAM) received three more Airbus A320s last weekend, which are being incorporated into its operational fleet. This year, TAM has already received 14 aircraft -- eleven in the A320/319 family and three MD-11s. With these acquisitions, the company will have 85 Airbus models -- 15 A319s, 60 A320s and 10 A330s.

With the arrival of the three Airbus A320s, TAM increases its fleet to 105 aircraft (85 Airbus, 17 F-100s and 3 MD-11s). The company plans to end 2007 with 112 planes in operation.

The company's new fleet planning forecasts the inclusion of 32 aircraft during this year (14 already delivered). During 1Q07 results presentation, the company announced the acquisition of three more wide-body Airbus by the end of 2007, in addition to other two already programmed and it will increase the number of international long haul routes operation aircraft to 18 – 15 Airbus and 3 MD-11.The company estimates that it will increase its international market capacity (ASKs) by 70% during 2007.

TAM has also signed contracts with Airbus for the inclusion of another 54 aircraft, with deliveries scheduled through 2010. The contracts also include 20 options for planes in the A320 family, which may be exercised by the company in accordance with the market's growth. TAM also announced the acquisition of four new Boeing 777-300ERs and another four options, with delivery forecast for next year. TAM's strategic planning forecasts an operating fleet of 141 aircraft in 2011.

Used on domestic routes and for destinations in South America operated by TAM, the new A320s cater to the increased demand seen in the last months. In the first four months of this year, air passenger traffic on the domestic market grew 13.8% . In the same period, TAM grew 26.8% in relation to the previous year, according to official data from the National Civil Aviation Agency (ANAC -- Agência Nacional de Aviação Civil).

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
 TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed April 2007 with a 50.7% domestic market share and a 69.7% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.